Exhibit 21

Belrose Capital Fund LLC Subsidiaries (as of December 31, 2006)
Name	Jurisdiction of Incorporation
Bel Marlborough LLC	Delaware
Belrose Realty Corporation	Delaware
Belvorn Holdings LLC	Delaware
Deerfield Property Trust	Maryland
Katahdin Property Trust, LLC	Delaware